                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                                (AMENDMENT NO. 3)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 17, 1999
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            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /   /    Rule 13d-1(b)
           /   /    Rule 13d-1(c)
           / X /    Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------                                ----------------------
CUSIP NO.  5916891014                13G/A               PAGE   2  OF  6 PAGES
-------------------------                                ----------------------

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Metromedia Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) /   /
                                                                      (b) / X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

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                   5  SOLE VOTING POWER

                      31,462,048 (31,462,048 shares of Class B Common Stock,
                      par value $.01 per share, freely convertible into
      NUMBER OF       shares of Class A Common Stock at a rate of one share
       SHARES         of Class A Common Stock for each share of Class B
    BENEFICIALLY      Common Stock)
      OWNED BY     ------------------------------------------------------------
       EACH        6  SHARED VOTING POWER
    REPORTING
      PERSON       ------------------------------------------------------------
       WITH        7  SOLE DISPOSITIVE POWER

                      31,462,048 (31,462,048 shares of Class B Common Stock, par value $.01 per share, freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock)
                   ---------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,462,048 (31,462,048 shares of Class B Common Stock, par value $.01 per share, freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock)

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         /  /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.1%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN

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

-------------------------                                ----------------------
CUSIP NO.  5916891014                13G/A               PAGE   3  OF  6 PAGES
-------------------------                                ----------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John W. Kluge
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) /   /
                                                                      (b) / X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER

                      1,863,550 (represents presently exercisable options to
      NUMBER OF       acquire 1,863,550 shares of class A common stock at an
       SHARES         exercise price of $0.24625 per share)
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY     6  SHARED VOTING POWER
       EACH
    REPORTING         31,462,048 (31,462,048 shares of class B common stock,
      PERSON          par value $.01 per share, freely convertible into
       WITH           shares of class A common stock at a rate of one share
                      of class A common stock for each share of class B
                      common stock, owned by Metromedia Company, of which
                      Mr. Kluge is a general partner)
                   ------------------------------------------------------------
                   7  SOLE DISPOSITIVE POWER

                      1,863,550 (represents presently exercisable options to acquire 1,863,550 shares of class A common stock at an exercise price of $0.24625 per share)
                   ------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

                      31,462,048 (31,462,048 shares of class B common stock,
                      par value $.01 per share, freely convertible into
                      shares of class A common stock at a rate of one share
                      of class A common stock for each share of class B
                      common stock, owned by Metromedia Company, of which
                      Mr. Kluge is a general partner)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,325,598 (31,462,048 shares of class B common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner, and 1,863,550 presently exercisable options to acquire shares of class A common stock at an exercise price of $0.24625 per share)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         /  /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.9%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------

-------------------------                                ----------------------
CUSIP NO.  5916891014                13G/A               PAGE   4  OF  6 PAGES
-------------------------                                ----------------------

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Stuart Subotnick
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) /   /
                                                                      (b) / X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

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                   5  SOLE VOTING POWER

                      3,673,974 (represents presently exercisable options to
                      acquire 1,366,750 shares of class A common stock at an
      NUMBER OF       exercise price of $0.24625 per share and 2,307,224 shares
       SHARES         of class B common stock (70,000 of which are owned by the
    BENEFICIALLY      Subotnick Family Trust u/a dated November 5, 1998, 5,000
      OWNED BY        of which are owned by the Bryan Subotnick 1999 Trust u/a
       EACH           dated October 29, 1999 and 5,000 of which are owned by the
     REPORTING        Paula Block 1999 Trust u/a dated October 29, 1999. Each
      PERSON          trust agreement is between Stuart Subotnick as Grantor
       WITH           and Anita Subotnick as Trustee)).
                   ------------------------------------------------------------
                   6  SHARED VOTING POWER

                      31,462,048 (31,462,048 shares of Class B Common Stock, par value $.01 per share, freely convertible into shares of class A common stock at a rate of one share of class A common stock for each share of class B common stock, owned by Metromedia Company, of which Mr. Subotnick is general partner.)
                   ------------------------------------------------------------
                   7 SOLE DISPOSITIVE POWER

                      3,673,974 (represents presently exercisable options to acquire 1,366,750 shares of class A common stock at an exercise price of $0.24625 per share and 2,307,224 shares of class B common stock (70,000 of which are owned by the Subotnick Family Trust, 5,000 of which are owned by the Bryan Subotnick 1999 Trust and 5,000 of which are owned by the Paula Block 1999 Trust)).
                   ------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

                      31,462,048 (31,462,048 shares of Class B Common stock owned by Metromedia Company, of which Mr. Subotnick is a general partner).
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    35,136,022 (includes 33,769,272 shares of Class B Common Stock, of which (i) 70,000 shares are owned by the Subotnick Family Trust u/a dated November 5, 1998, 5,000 are owned by the Bryan Subotnick 1999 Trust and 5,000 of which are owned by the Paula Block 1999 Trust and (ii) 31,462,048 shares are owned by Metromedia Company, of which Mr. Subotnick is a general partner; and 1,366,750 presently exercisable options to acquire shares of class A common stock at an exercise price of $0.24625 per share.)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         /  /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    14.6%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------

ITEM 4.       OWNERSHIP

              See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

              On October 29, 1999, Stuart Subotnick gifted 5,000 shares of Class B Common Stock to the Bryan Subotnick 1999 Trust u/a dated October 29, 1999 between Stuart Subotnick as Grantor and Anita Subotnick as Trustee. Also on October 29, 1999, Mr. Subotnick gifted 5,000 shares of Class B Common Stock to the Paula Block 1999 Trust u/a dated October 29, 1999 between Stuart Subotnick as Grantor and Anita Subotnick as Trustee.

              On November 17, 1999, DECS Trust VI completed a registered offering of 10,000,000 DECS. DECS Trust VI, which is a closed-end management investment company and not affiliated with Metromedia Fiber Network, Inc. ("Metromedia Fiber"), entered into prepaid forward contracts with Stephen A. Garofalo, Metromedia Company, John W. Kluge and Stuart Subotnick pursuant to which holders of the DECs may receive cash and/or shares of Metromedia Fiber class A common stock on or about November 15, 2002. Messrs. Garofalo, Kluge and Subotnick and Metromedia Company remain the beneficial owners of all shares of class A common stock that may be delivered on November 15, 2002. The DECS were issued at $39.4375 per DECS. On November 19, 1999, the underwriters for that offering exercised the over-allotment option granted to them under an underwriting agreement relating to the DECS transactions and accordingly DECS Trust VI sold 1,500,000 additional DECS.

              Also on November 17, 1999, certain stockholders of Metromedia Fiber, including Mr. Kluge and Mr. Subotnick, sold 4,895,000 shares of Metromedia Fiber's class A common stock in an underwritten public offering at $39.4375. Mr. Kluge exercised options to purchase 143,000 shares of class A common stock, and Mr. Subotnick exercised options to purchase 575,000 shares of class A common stock and immediately sold such shares in the underwritten public offering. On November 19, 1999, the underwriters for that offering exercised the over-allotment option granted to them under an underwriting agreement and accordingly the stockholders, including Mr. Kluge and Mr. Subotnick, sold 734,250 additional shares of class A common stock. Mr. Kluge sold 21,450 shares of class A common stock and Mr. Subotnick sold 86,250 shares of class A common stock in accordance with the exercise of the over-allotment option.


                                   Page 5 of 6


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                       Metromedia Company

                                       By: /s/ Stuart Subotnick
                                           ----------------------
                                           Name: Stuart Subotnick
                                           Title: Executive Vice President

                                           /s/ John W. Kluge
                                           -----------------
                                           John W. Kluge

                                           /s/ Stuart Subotnick
                                           --------------------
                                           Stuart Subotnick


                                   Page 6 of 6